

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 3, 2017

Michael Barron
Chief Executive Officer
X Rail Enterprises, Inc.
9480 S. Eastern Ave. Suite 205
Las Vegas, NV 89123

      Re: **X Rail Entertainment, Inc.**
              Registration Statement on Form S-1
              Filed June 14, 2017
              File No. 333-218746

Dear Mr. Barron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1 and your revised disclosure. Please also revise your disclosure on page 1 to state, if true, that you are offering shares "at a fixed price of $1.00 per share until your common stock is listed on the OTCQB," not on the "OTC Pink."

2. We note your response to our prior comment 3 including your disclosure on page 29 that "[t]o commence commercial service of the Las Angeles to Las Vegas route, [you] will need to negotiate and secure the necessary rights, equipment and facilities" and similar

disclosures elsewhere. Please tell us why the third paragraph under the heading "The X Train" in Note 1 on page 50 contradicts these statements. If the facts stated on page 50 were previously correct and circumstances have changed, that change in circumstances would appear to be material and require detailed disclosure in the prospectus.

3. We note your statement on page 12 of the response letter that you have entered into an investment banking agreement with Merit Harbor Group for an equity raise of $15 million with a green shoe of 20% to 18 million. Please file this agreement as an exhibit to the registration statement and describe its material terms or advise.

4. Please review your entire document to ensure statements made are consistent with your financial statements. Specifically, your March 31, 2017 interim financial statements indicate you began earning revenue during that quarter, but your disclosure in Liquidity and Capital Resources on page 34 indicates you have no operating revenue.

Description of Business, page 27

5. It appears based on recent news articles that you have acquired or will acquire 100% ownership in Las Vegas Railway Express, Inc. Please revise your disclosure accordingly to describe the material terms of this transaction and update other relevant disclosure throughout including for example discussions of the license agreement and royalty payments or advise.

Plan of Operations, page 28

6. We note your response to our prior comment 18 and reissue in part because you have not provided a time line or associated costs required to accompany each step in your proposed plan of operation.

7. We note your statement that the X Train will arrive "at a newly constructed train station just north of downtown Las Vegas." Please disclose if this train station has already been constructed and name the station and its location. In the alternative, if it has not been constructed yet, please disclose who is building the station and when it will be completed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 35

8. Please revise your filing to include a robust discussion and analysis of the critical accounting policies you name here. This disclosure should supplement, not duplicate, the description of accounting policies in the notes to the financial statements, and should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion here should present your analysis of

the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to the guidance in FR-72.

Unaudited Interim Financial Statements for the Quarterly Period Ended March 31, 2017

Note 3 – Property and Equipment, page 52

9. We note your disclosure on page 12 that the X Wine Train has been operating since February 2017, but that no depreciation has been taken on the rail cars. We also note these are still labeled as "not in service," and that no rail cars have been separately identified as in service. Please tell us why you have not separately identified that rail cars placed in to service in February 2017, and why you have not recorded any depreciation thereon.

Financial Statements for the Year Ended December 31, 2016

Note 2 – Summary of Significant Accounting Policies, page 62

10. Please revise the notes to your financial statements to include the disclosures required by ASC 280-10-50, as applicable. Should you determine that you have a single reportable segment, please be advised that you are still subject to the entity-wide disclosure the requirements of paragraph 280-10-50-40 to 42 apply to all public entities including

11. Please revise your going concern footnote on page 62 to indicate there is substantial doubt about your ability to continue as a going concern within one year after the date that the financial statements were issued as prescribed by ASC 205-40-50-13. Similarly, revise your notes to the interim financial statements and update the disclosure, as appropriate, in accordance with ASC 205-40-50-14.

12. We note you had 9,050,000 and 9,000,000 warrants outstanding as of March 31, 2017 and December 31, 2016, respectively. Please revise your share-based payments footnote to include the disclosures required by ASC 505-50-50-1 as appropriate.

Note 8 – Income Taxes, page 67

13. Please revise your document to provide all the disclosures required by FASB ASC 740-10-50, as applicable.

Exhibit 10.4

14. We note your response to our prior comment 31 and reissue because the filed Exhibit 10.4 appears incomplete without Exhibits A, B, C and D. Please amend to include all exhibits to the Master Service Agreement and License Agreement or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may Amy Geddes at (202) 551-3304 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Jeff Cahlon, Esq.
        Sichenzia Ross Ference Kesner LLP